

April 22, 2014

Via E-mail
Barbara A. Niland
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, Virginia 23607

> **Re:** **Huntington Ingalls Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-34910**

Dear Ms. Niland:

We have reviewed your response letter dated April 15, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K

Financial Statements, page 62

Consolidated Statements of Cash Flows, page 67

1. We note from your response to our prior comment number one that during the year ended December 31, 2013 you recorded $116 million reduction in operating income related to the COFD to disallow certain post-Katrina depreciation costs and other Katrina-related expenses, as well as providing direction on the apportionment of Katrina-related insurance recoveries. In this regard, please explain to us in greater detail how the amounts related to such post-Katrina depreciation costs and other Katrina-related

expenses were accounted for within the financial statements prior to receipt of the COFD and the periods for which such costs and expenses were incurred. Cite the relevant authoritative guidance that you relied upon in determining the appropriate treatment. Please tell us where the amounts were accrued on your balance sheet prior to the COFD and the amount, if any, accrued as of December 31, 2013.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief